March 19, 2010

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re: DoubleLine Funds Trust

File Nos.: 811-22378 and 333-164298

Dear Ms. Williams:

Per our conversation, below please find a list of the anticipated independent trustees of each series of the DoubleLine Funds Trust.

Name, Address, and Age(1)	Position with Funds	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen	Other Directorships Held by Trustee
Robert J. Chrenc, 65	Trustee	Indefinite/ Since Inception	Retired.	3	Director of Monster Worldwide, Inc., Information Services Group, Inc. and Symbol Technologies, Inc.
Joseph J. Ciprari, 45	Trustee	Indefinite/ Since Inception	Consultant with Remo Consultants. Formerly, Managing Director, UBS AG.	3	None
Raymond B. Woolson, 51	Trustee	Indefinite/ Since Inception	President of Apogee Group, Inc., a company providing financial consulting services.	3	Director of Carolyn Kinder, Inc., Hydrabrush, Inc., International Garden Products, Inc. and OmniUpdate, Inc.

(1)	The address of each Independent Trustee is c/o Timothy W. Diggins, Counsel to the Independent Trustees, Ropes & Gray LLP, One International Place, Boston, MA 02110-2624.

March 19, 2010

We would appreciate the opportunity to discuss with you any questions you may have with respect to the list above. I may be reached at (212) 504-6376 or by e-mail at ray.shirazi@cwt.com, or you may reach my colleague David Sims at (212) 504-6744 or by e-mail at david.sims@cwt.com.

Sincerely,

/s/ Ray Shirazi

Ray Shirazi

cc:	Mr. Ronald R. Redell
DoubleLine Funds Trust